02052866

FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE

August 14, 2002

QSC AG
(Translation of registrant's name into English)

Mathias-Brüggen-Straße 55
50829 Cologne
Germany

(Address of principal executive offices)

QSC continues its growth pattern

Cologne, July 25, 2002. Based on preliminary quarterly results, QSC AG, a professional DSL service provider in Germany, generated revenues of EUR 11.5 million in the second quarter of 2002 (Q2 2001: EUR 7.1 million). Despite the weak economic climate, QSC revenues grew by 20 per cent compared to the first quarter of 2002. This positive development is primarily due to the continued success in the end customer business, namely with the Q-DSL family brand, and the extension of services and solutions for corporate customers. Based on preliminary results, QSC achieved revenues of EUR 21.1 million during the first six months of 2002 compared to EUR 12.4 million in the same period last year.

In the second quarter 2002, QSC was successful in limiting the preliminary EBITDA loss to EUR -16.0 million after EUR -23.6 million in the same period in the previous year. As a result, the EBTIDA loss for the first six month of the financial year amounted to EUR -32.3 million (1st half 2001: EUR -45.7 million).

This positive trend is also reflected in the cash flow development. For the fifth consecutive time, the company was able to substantially reduce the use of liquid funds on a quarterly basis: According to preliminary results, the net cash outflow in the second quarter of 2002 was EUR -17.2 million. In comparison with EUR -19.0 million in the first quarter of 2002, the cash outflow was further reduced by almost 10 per cent. Liquidity is approximately EUR 117.6 million as at June 30, 2002, after EUR 153.8 million as at December 31, 2001.

Despite the generally weak economy, QSC keeps its forecast unchanged with planned revenues of EUR 46 to 54 million for the financial year 2002 and a planned loss of EUR -60 to -70 million on an EBITDA basis. The company plans to reach break-even on an EBITDA basis in the course of 2003 and on a cash flow basis in the course of 2004.

For more information:
Investor Relations-Partner der QSC AG
Schumachers AG
Dorothee Kagelmann
Fon: 089/4892720
Fax : 089/48927212
Mail : qsc@schumachers.net

Notes :

This Adhoc annoucement contains forward-looking statements pursuant to the US "Private Securities Litigation Act" of 1995). These forward-looking statements are based on current expectations and forecasts of future events by the management of QSC AG. Due to risks or mistaken assumptions, actual results may deviate substantially from those made in such forward-looking statements. The assumptions that may involve material deviations due to unforeseeable developments include, but are not limited to, the demand for our products and services, the competitive situation, the development, dissemination and technical performance of DSL technology and its prices, the development and dissemination of alternative broadband technologies and their respective prices, changes in respect of telecommunications regulation, legislation and adjudication, prices and timely availability of essential third-party services and products, the timely development of additional marketable value-added services, the ability to maintain and enlarge upon marketing and distribution agreements and to conclude new marketing and distribution agreements, the ability to obtain additional financing in the event that management's planning targets are not attained, the punctual and full payment of outstanding debts by sales partners and resellers of QSC AG, and the availability of sufficient skilled personnel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QSC AG
(Registrant)

By: ______________________
Title: Chief Executive Officer

Date: August 14, 2002